                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM U-9C-3


                     QUARTERLY REPORT PURSUANT TO RULE 58 OF

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                For the quarterly period ended September 30, 2005


                            CENTERPOINT ENERGY, INC.
                      (NAME OF REGISTERED HOLDING COMPANY)

                      1111 Louisiana, Houston, Texas 77002
                    (Address of Principal Executives Offices)

                         Inquiries concerning this Form
                        U-9C-3 may be directed to either:

                              Walter L. Fitzgerald
                          Vice President and Controller
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7425


                                       OR

                                   Rufus Scott
                     Vice President & Deputy General Counsel
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451

                            CENTERPOINT ENERGY, INC.

                                   FORM U-9C-3

                    FOR THE QUARTER ENDED SEPTEMBER 30, 2005

                               Table of Contents

                                                                                                         Page
                                                                                                         ----

Item 1       Organization Chart.......................................................................      3
Item 2       Issuances and Renewals of Securities and Capital Contributions...........................      6
Item 3       Associated Transactions..................................................................      7
Item 4       Summary of Aggregate Investment..........................................................     11
Item 5       Other Investments........................................................................     12
Item 6       Financial Statements and Exhibits........................................................     13
             Signature................................................................................     14

ITEM 1.       ORGANIZATION CHART

                                                                                        PERCENTAGE
                                         ENERGY OR                                      OF VOTING
                                        GAS RELATED      DATE OF         STATE OF       SECURITIES
NAME OF REPORTING COMPANY                 COMPANY      ORGANIZATION    ORGANIZATION        HELD          NATURE OF BUSINESS
------------------------------------- -------------------------------  --------------  -------------  --------------------------

CenterPoint Energy, Inc.              Holding Company
     Utility Holding Company, LLC(a)  Intermediate
                                      Holding Company
     Subsidiaries of Utility Holding
                       Company, LLC:
CenterPoint Energy Power Systems,     Energy Related   04/27/2000          Del            100%        Formed to develop and
Inc.                                                                                                  commercialize fuel cell
                                                                                                      technology.

CenterPoint Energy Products, Inc.     Energy Related   01/27/1993          Del            100%        Company formed  to
                                                                                                      commercialize its
                                                                                                      intellectual property
                                                                                                      relating to its energy
                                                                                                      business.

Utility Rail Services, Inc. *         Energy Related   06/10/1993          Del            100%        Formerly provided rail
                                                                                                      car maintenance
                                                                                                      services. Company has no
                                                                                                      current
                                                                                                      activity/operations.

CenterPoint Energy Resources Corp.
  Subsidiaries of CenterPoint Energy
                    Resources Corp.:
ALG Gas Supply Company*               Energy Related   01/11/1982          Del            100%        Formerly engaged in gas
                                                                                                      marketing.

Arkla Industries, Inc.                Energy Related   09/04/1957          Del            100%        Previously manufactured
                                                                                                      gas appliances.

Arkla Products Company*               Energy Related   12/11/1987          Del            100%        Formerly manufactured
                                                                                                      gas grills.

CenterPoint Energy Alternative        Energy Related   02/25/1997          Tex            100%        Formed to establish
Fuels, Inc.                                                                                           commercial retail
                                                                                                      outlets to promote,
                                                                                                      market, distribute, and
                                                                                                      sell compressed natural
                                                                                                      gas.

CenterPoint Energy Field Services,    Gas Related      10/12/1993          Del            100%        A natural gas gathering
Inc.                                                                                                  company.

CenterPoint Energy Gas Processing,    Gas Related      10/25/1995          Del            100%        Owns an interest in a
Inc.                                                                                                  natural gas processing
                                                                                                      plant.

                                                                                        PERCENTAGE
                                         ENERGY OR                                      OF VOTING
                                        GAS RELATED      DATE OF         STATE OF       SECURITIES
NAME OF REPORTING COMPANY                 COMPANY      ORGANIZATION    ORGANIZATION        HELD          NATURE OF BUSINESS
------------------------------------- -------------------------------  --------------  -------------  --------------------------
    Waskom Gas Processing Company      Gas Related        1995              Tex             50%        General partnership
                                                                                                       between CenterPoint
                                                                                                       Energy Gas Processing
                                                                                                       and Prism Gas Systems,
                                                                                                       Inc. and owns a gas
                                                                                                       processing plant in
                                                                                                       Harrison County, Texas.

CenterPoint Energy Gas Transmission    Gas Related      01/31/1992          Del            100%        Interstate gas pipeline
Company                                                                                                system.

CenterPoint Energy Hub Services,       Gas Related      02/16/1994          Del            100%        Formerly provided
Inc.*                                                                                                  agency services in gas
                                                                                                       transportation.

CenterPoint Energy Illinois Gas        Gas Related      06/30/1998          Del            100%        Owns and operates a
Transmission Company                                                                                   short intrastate gas
                                                                                                       transmission company in
                                                                                                       the state of Illinois.

CenterPoint Energy Intrastate          Gas Related      06/26/1998          Del            100%        Holding Company for Pine
Holdings, LLC                                                                                          Pipeline LLC.

    Pine Pipeline Acquisition          Gas Related      05/22/1998          Del            81.4%       Owns a small intrastate
    Company, LLC                                                                                       pipeline in Northern
                                                                                                       Louisiana.

CenterPoint Energy Services, Inc.      Energy Related   10/18/1995          Del            100%        Engaged in natural gas
                                                                                                       marketing.

CenterPoint Energy Mississippi River   Gas Related      09/03/1958          Del            100%        Interstate gas pipeline
Transmission Corporation                                                                               system.

    CenterPoint Energy MRT Services    Energy Related   08/28/1995          Del            100%        Its sole purpose is the
    Company                                                                                            ownership of a canal,
                                                                                                       which carries inlet
                                                                                                       water to generating
                                                                                                       plants in California.
                                                                                                       The Company is to be
                                                                                                       divested.

    CenterPoint Energy Pipeline        Gas Related      11/13/1997          Del            100%        Offers engineering,
    Services, Inc.                                                                                     project management,
                                                                                                       construction management,
                                                                                                       pipeline operation
                                                                                                       and other turn-key
                                                                                                       construction and
                                                                                                       project management
                                                                                                       solutions for companies.

CenterPoint Energy OQ, LLC             Energy Related   03/23/2000          Del            100%        Owns 50% partnership
                                                                                                       interest in OQ Partners.

                                                                                         PERCENTAGE
                                       ENERGY OR GAS                                     OF VOTING
                                          RELATED         DATE OF          STATE OF      SECURITIES
NAME OF REPORTING COMPANY                 COMPANY       ORGANIZATION     ORGANIZATION       HELD          NATURE OF BUSINESS
-------------------------------------- --------------- ---------------  --------------- -------------  -------------------------
    OQ Partners                        Energy Related   03/22/2000          Tex             50%        Developing & marketing
                                                                                                       training modules for
                                                                                                       operator qualification
                                                                                                       rule compliance and
                                                                                                       record keeping.

Entex Gas Marketing Company*           Energy Related    4/23/1987          Tex            100%        Formerly engaged in
                                                                                                       natural gas marketing.

Entex NGV, Inc.*                       Energy            6/03/1993          Del            100%        Formed to market
                                       Related                                                         compressed natural gas
                                                                                                       and natural gas
                                                                                                       vehicles.

Entex Oil & Gas Company*                Gas Related      9/05/1977          Tex            100%        Formerly pursued oil and
                                                                                                       gas exploration and
                                                                                                       production.

CenterPoint Energy Intrastate          Gas Related      11/19/1977          Tex            100%        Intrastate gas
Pipelines, Inc.                                                                                        transmission in Texas
                                                                                                       and Louisiana.

Minnesota Intrastate Pipeline Company  Gas Related      10/06/1993          Del            100%        Gas transmission. Owns
                                                                                                       pipeline in Minnesota.

National Furnace Company               Energy Related    6/14/1976          Tex            100%        Formerly sold gas
                                                                                                       furnaces.

Noram Utility Services, Inc. *         Energy Related   08/28/1995          Del            100%        Previously provided line
                                                                                                       locating and related
                                                                                                       services.

CenterPoint Energy Offshore            Gas Related      04/15/2005          Del            100%        Operations and
Management Services, LLC                                                                               maintenance management
                                                                                                       services for natural gas
                                                                                                       operations.


(a) Utility Holding Company, LLC is a wholly-owned, registered public utility holding company subsidiary of CenterPoint Energy, Inc. CenterPoint Energy Power Systems, Inc., CenterPoint Energy Products, Inc., Utility Rail Services, Inc. and CenterPoint Energy Resources Corp. are direct, wholly owned subsidiaries of Utility Holding Company, LLC. Other companies are direct or indirect subsidiaries of CenterPoint Energy Resources Corp, as indicated.

*- operationally inactive entity

LLC: Limited Liability Corporation

ITEM 2.-ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

ISSUANCES AND RENEWALS OF SECURITIES (in thousands of dollars):


                                                                                 Person to                      Consideration
   Company          Type of       Principal                                        whom         Collateral       received
   issuing         security       amount of       Issue or         Cost of       security       given with       for each
  security          issued         security        renewal         capital      was issued       security        security
--------------    ------------    -----------    ------------    ------------   ------------    ------------    ------------
None

ITEM 3.-ASSOCIATED TRANSACTIONS

Part I.-Transactions performed by reporting companies on behalf of associate companies (in thousands of dollars).

    Reporting              Associate
     Company                Company            Types of                                                Cost
    Rendering              Receiving           Services        Direct Costs         Indirect            of           Total Amount
    Services               Services            Rendered           Charged        Costs Charged       Capital            Billed
------------------     ------------------    --------------    --------------    ---------------    ------------    ----------------
Minnesota              CenterPoint           Gas sales &        $     402         $        -          $      -       $      402
Intrastate             Energy Minnesota      purchases
Pipeline Company       Gas

CenterPoint            CenterPoint           Gas sales,             1,324                  -                 -            1,324
Energy                 Energy Gas            transportation
Mississippi            Transmission          & storage
River
Transmission

CenterPoint            CenterPoint           Gas sales &            1,380                  -                 -            1,380
Energy                 Energy Services,      storage
Mississippi            Inc.
River
Transmission

CenterPoint            CenterPoint           Ancillary                143                  -                 -              143
Energy Gas             Energy                Services
Transmission           Mississippi
                       River
                       Transmission

CenterPoint            CenterPoint           Product                1,244                  -                 -            1,244
Energy Gas             Energy Field          Extraction
Transmission           Services

CenterPoint            CenterPoint           Gas                   24,399                  -                 -           24,399
Energy Gas             Energy Arkla          transportation
Transmission                                 &
                                             storage

CenterPoint            CenterPoint           Gas sales,             3,378                  -                 -            3,378
Energy Gas             Energy Services,      transportation
Transmission           Inc.                  & storage

CenterPoint            CenterPoint           Other                      4                  -                 -                4
Energy Pipeline        Energy Resources      Operations
Services               Corp

CenterPoint            CenterPoint           Operation,            10,590                  -                 -           10,590
Energy Pipeline        Energy                maintenance,
Services               Mississippi           construction
                       River                 &
                       Transmission          engineering
                                             services

CenterPoint            CenterPoint           Operation,            44,780                  -                 -           44,780
Energy Pipeline        Energy Gas            maintenance,
Services               Transmission          construction
                                             &
                                             engineering
                                             services

CenterPoint            CenterPoint           Operation,               858                  -                 -              858
Energy Pipeline        Energy Field          maintenance,
Services               Services              construction
                                             &
                                             engineering
                                             services

CenterPoint            CenterPoint           Engineering               18                  -                 -               18
Energy Pipeline        Energy Arkla          and project
Services                                     mgmt services

CenterPoint            CenterPoint           Engineering              149                  -                 -              149
Energy Pipeline        Energy Minnesota      and project
Services               Gas                   mgmt services

    Reporting              Associate
     Company                Company            Types of                                                Cost
    Rendering              Receiving           Services        Direct Costs         Indirect            of           Total Amount
    Services               Services            Rendered           Charged        Costs Charged       Capital            Billed
------------------     ------------------    --------------    --------------    ---------------    ------------    ----------------
CenterPoint            CenterPoint           Engineering               10                  -                 -               10
Energy Pipeline        Energy Entex          and project
Services                                     mgmt services
                                             other
                                             operations

CenterPoint            CenterPoint           Operation,                95                  -                 -               95
Energy Pipeline        Energy Illinois       maintenance,
Services               Gas Transmission      construction
                                             &
                                             engineering
                                             services

CenterPoint            CenterPoint           Ancillary                141                  -                 -              141
Energy Field           Energy                services
Services               Mississippi
                       River
                       Transmission

CenterPoint            CenterPoint           Gas                      538                  -                 -              538
Energy Field           Energy Gas            transportation &
Services               Transmission          ancillary
                                             services

CenterPoint            CenterPoint           Products                 509                  -                 -              509
Energy Field           Energy Gas            extraction
Services               Processing

CenterPoint            CenterPoint           Gas sales &            5,230                  -                 -            5,230
Energy Field           Energy Services,      transportation
Services               Inc.

CenterPoint            CenterPoint           Ancillary                  3                  -                 -                3
Energy Field           Energy Entex          services
Services

CenterPoint            CenterPoint           Products                 307                  -                 -              307
Energy Gas             Energy Field          extraction
Processing             Services

CenterPoint            CenterPoint           Gas sales &           15,080                  -                 -           15,080
Energy Services,       Energy Arkla          gas resale
Inc.

CenterPoint            CenterPoint           Gas resale            37,838                  -                 -           37,838
Energy Services,       Energy
Inc.                   Intrastate
                       Pipeline

CenterPoint            CenterPoint           Gas sales &           23,839                  -                 -           23,839
Energy Services,       Energy Entex          gas resale
Inc.

CenterPoint            LA Trans Div of       Gas resale            12,325                  -                 -           12,325
Energy Services,       Entex
Inc.

CenterPoint            CenterPoint           Gas resale &              96                  -                 -               96
Energy                 Energy Entex          gas
Intrastate                                   transportation
Pipeline

CenterPoint            CenterPoint           Ancillary                 48                  -                 -               48
Energy                 Energy Entex          services
Alternative Fuels

Part II.-Transactions performed by associate companies on behalf of reporting companies (in thousands of dollars).

                                                   Types of                           Indirect             Cost            Total
Associate Company      Reporting Company           Services       Direct Costs          Costs               of             Amount
Rendering Services     Receiving Services          Rendered          Charged           Charged            Capital          Billed
-------------------    ---------------------    --------------    --------------    ---------------    -------------    ------------
CenterPoint            CenterPoint Energy                 (1)     $     2,743       $       2,165      $       202      $    5,110
Energy Service         Gas Transmission Co.
Company, LLC

CenterPoint            CenterPoint Energy                 (1)             782                 668                -           1,450
Energy Service         Services, Inc.
Company, LLC

CenterPoint            CenterPoint Energy                 (1)             235                 618                 -            853
Energy Service         Field Services, Inc.
Company, LLC

CenterPoint            CenterPoint Energy                 (1)              91                   1                 -             92
Energy Service         Mississippi River
Company, LLC           Transportation

CenterPoint            CenterPoint Energy                 (1)             177                   1                 -            178
Energy Service         Pipeline Services, Inc.
Company, LLC

CenterPoint            CenterPoint Energy                 (1)              58                   -                 -             58
Energy Service         Products, Inc.
Company, LLC

CenterPoint            CenterPoint Energy                 (1)               5                   -                 -              5
Energy Service         Alternative Fuels, Inc.
Company, LLC

CenterPoint            CenterPoint Energy                 (1)               1                   -                 -              1
Energy Service         Offshore Management
Company, LLC           Services, LLC



(1) Services provided include Information Technology, Shared Services, Legal, Finance, Human Resources, and Corporate Communications

                                                  Types of                             Indirect             Cost            Total
Associate Company       Reporting Company         Services         Direct Costs          Costs               of             Amount
Rendering Services      Receiving Services        Rendered           Charged            Charged            Capital          Billed
-------------------    ---------------------    --------------    ---------------    ---------------    -------------    -----------
CenterPoint            CenterPoint Energy       Broadband over            118                   -                 -            118
Energy Houston         Products, Inc.           power line
Electric                                        services


CenterPoint            CenterPoint Energy       SCADA Support               1                   -                 -              1
Energy Houston         Products, Inc.
Electric


CenterPoint            CenterPoint Energy       Telecom services            1                   -                 -              1
Energy Houston         Products, Inc.
Electric


CenterPoint            CenterPoint Energy       Gas sales and               1                   -                 -              1
Energy Minnesota       Services, Inc.           balancing
Gas

ITEM 4.-SUMMARY OF AGGREGATE INVESTMENT (IN THOUSANDS)

   Investments in energy-related companies:

     Total consolidated                              $   9,770,093                                                Line 1
     capitalization as of September 30, 2005

     Total capitalization multiplied by 15%
     (Line 1 multiplied by 0.15)                         1,465,514                                                Line 2



     Greater of $50 million or line 2                                            $   1,465,514                    Line 3


     Total current aggregate investment:
     (categorized by major line of
     energy-related business)

     (Category 3)                                    $      (3,546)
       Natural gas vehicles
     (Category 4)                                          (12,384)
       Appliance Sales
     (Category 5)                                          (17,798)
       Energy Marketing
     (Category 7)                                            1,672
       Services                                      -------------
       Total current aggregate Investment                                              (32,056)                   Line 4
                                                                                 -------------

   Difference between the greater of $50 million
   or 15% of capitalization and the total aggregate
   investment of the registered holding company system                           $   1,433,458                    Line 5
   (line 3 less line 4)                                                          -------------

Investments in gas-related companies:

   Total current aggregate investment:
   (categorized by major line of
   energy-related business)
     Gas related business category (1)               $   1,515,956
     (Category 1) Transportation or
     storage of natural gas
     Gas related business category (2)                      31,870
     (Category 2) Supply of natural gas

                                                     -------------
       Total current aggregate investment                                        $   1,547,826
                                                                                 --------------

ITEM 5.-OTHER INVESTMENTS (IN THOUSANDS)

                                  Other                                    Reason for
     Major Line of            Investment in       Other Investment        Difference in
Energy-Related Business           Last                 in This                Other
          (a)                 U-9C-3 Report         U-9C-3 Report          Investment
-------------------------    ----------------     ------------------     ----------------

None

ITEM 6.-FINANCIAL STATEMENTS AND EXHIBITS

A. Current Period Financial Statements: (filed with a request for confidential treatment)

CenterPoint Energy Power Systems, Inc. Balance Sheet as of September 30, 2005

CenterPoint Energy Power Systems, Inc. Statement of Operations for the three and nine months ended September 30, 2005

CenterPoint Energy Products, Inc. Balance Sheet as of September 30, 2005

CenterPoint Energy Products, Inc. Statement of Operations for the three and nine months ended September 30, 2005

Arkla Industries, Inc. Balance Sheet as of September 30, 2005

Arkla Industries, Inc. Statement of Operations for the three and nine months ended September 30, 2005

CenterPoint Energy Alternative Fuels, Inc. Balance Sheet as of September 30,
2005

CenterPoint Energy Alternative Fuels, Inc. Statement of Operations for the three and nine months ended September 30, 2005

CenterPoint Energy Field Services, Inc. Balance Sheet as of September 30, 2005

CenterPoint Energy Field Services, Inc. Statement of Operations for the three and nine months ended September 30, 2005

CenterPoint Energy Gas Processing, Inc. Balance Sheet as of September 30, 2005

CenterPoint Energy Gas Processing, Inc. Statement of Operations for the three and nine months ended September 30, 2005

CenterPoint Energy Gas Transmission Co. Balance Sheet as of September 30, 2005

CenterPoint Energy Gas Transmission Co. Statement of Operations for the three and nine months ended September 30, 2005

CenterPoint Energy Illinois Gas Transmission Co. Balance Sheet as of September 30, 2005

CenterPoint Energy Illinois Gas Transmission Co. Statement of Operations for the three and nine months ended September 30, 2005

CenterPoint Energy Intrastate Holdings, LLC Balance Sheet as of September 30,
2005

CenterPoint Energy Intrastate Holdings, LLC Statement of Operations for the three and nine months ended September 30, 2005

Pine Pipeline Acquisition Company, LLC Balance Sheet as of September 30, 2005

Pine Pipeline Acquisition Company, LLC Statement of Operations for the three and nine months ended September 30, 2005

CenterPoint Energy Services, Inc. Balance Sheet as of September 30, 2005

CenterPoint Energy Services, Inc. Statement of Operations for the three and nine months ended September 30, 2005

CenterPoint Energy Mississippi River Transmission Corp. Balance Sheet as of September 30, 2005

CenterPoint Energy Mississippi River Transmission Corp. Statement of Operations for the three and nine months ended September 30, 2005

CenterPoint Energy MRT Services Company Balance Sheet as of September 30, 2005

CenterPoint Energy MRT Services Company Statement of Operations for the three and nine months ended September 30, 2005

CenterPoint Energy Pipeline Services, Inc. Balance Sheet as of September 30,
2005

CenterPoint Energy Pipeline Services, Inc. Statement of Operations for the three and nine months ended September 30, 2005

CenterPoint Energy OQ, LLC Balance Sheet as of September 30, 2005

CenterPoint Energy OQ, LLC Statement of Operations for the three and nine months ended September 30, 2005

CenterPoint Energy Intrastate Pipelines, Inc. Balance Sheet as of September 30, 2005

CenterPoint Energy Intrastate Pipelines, Inc. Statement of Operations for the three and nine months ended September 30, 2005

Minnesota Intrastate Pipeline Company Balance Sheet as of September 30, 2005

Minnesota Intrastate Pipeline Company Statement of Operations for the three and nine months ended September 30, 2005

National Furnace Company Balance Sheet as of September 30, 2005

National Furnace Company Statement of Operations for the three and nine months ended September 30, 2005

CenterPoint Energy Offshore Management Services, LLC Balance Sheet as of September 30, 2005

CenterPoint Energy Offshore Management Services, LLC Statement of Operations for the three and nine months ended September 30, 2005


B. Exhibits:

None.


SIGNATURE

       Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  November 23, 2005

CENTERPOINT ENERGY, INC.
and its Subsidiaries

By:   /s/ WALTER L. FITZGERALD
      ----------------------------------
      Walter L. Fitzgerald
      Vice President and Controller
      CenterPoint Energy, Inc.